Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton Petroleum Updates Status of Strategic Review

     CALGARY, May 26 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) wishes to provide an update on the status of the strategic review being conducted by the Special Committee of the Board of Directors. The Special
Committee has received interim reports from Management and from its independent Financial Advisors, Tristone Capital Inc. and UBS Securities
Canada Inc. The Financial Advisors have reported that they expect to be in a position to deliver their final reports to the Special Committee on or about
June 10, 2008. The Special Committee will promptly report its recommendations to the full Board of Directors. Depending upon the determinations of the
Special Committee and the Board of Directors as to whether further analysis or information is required, it is presently expected that a news release will be issued mid-June as to the results of the strategic review process and potential courses of action.

     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: M. F. Belich, Chairman of the Board and
Co-Chair of the Special Committee, or J. A. Thomson, Co-Chair of the Special
Committee. Telephone: (403) 237-9400, Fax (403) 237-9410; Website:
www.comptonpetroleum.com, Email: mbelich(at)comptonpetroleum.com or
jthomson(at)comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 17:36e 26-MAY-08